Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

The following is a press release issued by Brivo, Inc. on January 6, 2022:

Survey Reveals Majority of Workers want Employers to

Record Proof of COVID-19 Vaccination

BETHESDA, MD. and SOLON, OHIO – January 6, 2022 – Over half (53%) of workers want to see their workplace introduce the property technology that has the ability to record proof of COVID-19 vaccination. This response is according to the second Return to Work report from MRI Software, a leading international provider of real estate and workplace management solutions, and Brivo, a global leader in cloud-based access control and smart building technologies.

The report, which includes responses from over 1,000 people in the United States, follows an earlier study from May 2021 and offers insight across more than a dozen sectors. It explores people’s health and safety concerns related to their return to the office and preferred working arrangements as the world continues to emerge from the pandemic.

Support for employers to track vaccinations reflected broader concerns about health and safety in offices. More than half of respondents (52%) said they had safety and health concerns about returning to the workplace, but that figure was down from 62% in the May report. There was a clear difference, however, between the type of industries and the level of concern about working onsite. People in professional services were the most apprehensive, with 61% reporting concerns about returning full time. In comparison, just 41% of respondents in the service industry had concerns about returning to the workplace full time.

“The research indicates that health and safety concerns remain a significant barrier to returning to the workplace,” commented Brian Zrimsek, Industry Principal at MRI Software. “There is clearly still a sense of unease among many in the wider workforce. Businesses encouraging a return to offices and other workspaces need the right technologies in place to implement and communicate health and safety measures, ensuring employees can work together in person in a safe environment.”

“Employers are preparing for a permanent hybrid approach by adapting their offices and workplace tech stacks,” said Steve Van Till, Brivo Founder and CEO. “We’ve seen that access management is foundational to enabling co-working and flexible usage models for commercial real estate. Our integration of secure access with workplace and tenant experience applications gives HR and facility managers a simple and automated mobile solution for transitioning to this new normal.”

Other key findings reveal workers’ attitudes to remote working:

●	78% of respondents prefer working from home at least some of the time, which is consistent with the initial survey;
●	Of the workers who are not back at the workplace full time, 45% expect to be back full-time within six months, down from 53% in the previous survey;
●	A third (33%) of all respondents don’t expect to return to full-time onsite work again;
●	36% of male respondents indicated they would continue working from home indefinitely, compared to 28% of female respondents;
●	77% of respondents with C-suite titles indicated they would never return to full-time onsite work;
●	Only 22% of respondents didn’t want to work from home, with nearly a third of these people working in the social services or service industry.

The survey also revealed that people in creative or professional services are the most likely to continue working from home indefinitely, while people in the service industry are the least likely.

“Despite many employees working remotely over the past 18 months, there’s still a clear appetite to return to the workplace for the in-person interactions that cannot be replicated in a virtual environment,” concludes Zrimsek. “However, it’s undeniable that working from home is here to stay. PropTech tools are expected to be essential for managing safe hybrid working environments, giving employees the ability to book desks and meeting spaces and enabling businesses to plan how much office space is required for their workforce and develop real estate strategies for the future.”

About MRI Software

MRI Software is a leading provider of real estate software solutions that transform the way communities live, work and play. MRI’s comprehensive, flexible, open and connected platform empowers owners, operators and occupiers in commercial and residential property organizations to innovate in rapidly changing markets. MRI has been a trailblazer in the PropTech industry for over five decades, serving more than two million users worldwide. Through leading solutions and a rich partner ecosystem, MRI gives real estate companies the freedom to elevate their business and gain a competitive edge. For more information, please visit mrisoftware.com.

About Brivo

Brivo, Inc. created the cloud-based access control and smart spaces technology category over 20 years ago and remains the global leader serving commercial real estate, multifamily residential and large distributed enterprises. The company’s comprehensive product ecosystem and open API provide businesses with powerful digital tools to increase security automation, elevate employee and tenant experience and improve the safety of all people and assets in the built environment. Brivo’s building access platform is now the digital foundation for the largest collection of customer facilities in the world, occupying over 300 million square feet across 42 countries. On November 10, 2021, Brivo entered into a definitive merger agreement with Crown PropTech Acquisitions (NYSE: CPTK), which is anticipated to close in Q2 2022, subject to shareholder approvals and other closing conditions. The merger will result in Brivo becoming a publicly listed company on the New York Stock Exchange under the new ticker symbol “BRVS.” Additional information about the transaction can be viewed here: www.brivo.com/about/investor-relations. Legal Disclaimer: https://www.brivo.com/about/investor-relations/legal-disclaimer/.

This press release is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Brivo, Inc. (“Brivo”) and Crown PropTech Acquisition Corp. (“Crown”) and related transactions and for no other purpose.

Forward Looking Statements

These communications include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the proposed business combination and the potential success of Brivo's go-to-market strategy, and expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Brivo’s and Crown’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Brivo and Crown. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Crown or Brivo is not obtained; the lack of third party valuation in determining whether or not to pursue the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Brivo; the risk that the conditions to the financing for the proposed business combination may not be satisfied or waived; the effect of the announcement or pendency of the proposed business combination on Brivo’s business relationships, performance and business generally; risks that the proposed business combination disrupts current plans of Brivo and potential difficulties in Brivo employee retention as a result of the proposed business combination; the ability to implement business plans, forecasts and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; Brivo's ability to attract and retain customers; the combined company's ability to up-sell and cross-sell to customers, including the success of Brivo’s customers’ development programs, which will drive future revenues; the ability of the combined company to compete effectively and its ability to manage growth; the amount of redemption requests made by Crown’s public shareholders; the ability of Crown or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the risk that the combined company’s securities will not be approved for listed on the New York Stock Exchange or if approved, that such listing will be maintained; and those factors discussed in Crown’s final prospectus dated February 8, 2021, Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, dated August 16, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, dated October 12, 2021, and the preliminary proxy statement/prospectus of Crown related to the proposed business combination dated December 22, 2021, in each case, under the heading “Risk Factors,” and other documents of Crown filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Crown nor Brivo presently know or that Crown and Brivo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Crown’s and Brivo’s expectations, plans or forecasts of future events and views as of the date of this communication. Crown and Brivo anticipate that subsequent events and developments will cause Crown’s and Brivo’s assessments to change. However, while Crown and Brivo may elect to update these forward-looking statements at some point in the future, Crown and Brivo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Crown’s and Brivo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Crown for their consideration. Crown filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include, when available, a definitive proxy statement to be distributed to Crown’s shareholders in connection with Crown’s solicitation for proxies for the vote by Crown’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Brivo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Crown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Crown's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Crown's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Crown, Brivo and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Crown, without charge, at the SEC's website located at www.sec.gov or by directing a request to 667 Madison Avenue, 12th Floor, New York, NY 10065, attention: Nikki Sacks.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Crown, Brivo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Crown’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crown’s shareholders in connection with the proposed business combination is set forth in the Registration Statement. You can find more information about Crown’s directors and executive officers in Crown’s final prospectus dated February 8, 2021 and filed with the SEC on February 10, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

MEDIA CONTACTS:

Brivo Investor Contact

Investors@brivo.com

Brivo Media Contact

Press@brivo.com

UK for MRI

Platform Communications

Hugh Filman (+44 7905 044850)

or Zoe Mumba (+44 7725 832393)

mri@platformcomms.com

US for MRI

Rachel Antman

+1 212-362-5837

rachel@saygency.com

ANZ for MRI

Heather Jones (+61 400 394 669)

heather@hjconsulting.com.au